UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 2, 2022

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒  Form 20-F  ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐  Yes  ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   n/a

NEWS RELEASE

Release Time	IMMEDIATE
Date	2 December 2022
Release Number	39/22

Update - United Kingdom group action

BHP Group Limited and BHP Group (UK) Limited (formerly BHP Group Plc) are defendants to a group action claim brought by claimants in the English High Court seeking damages for alleged losses in relation to the Fundão Dam collapse in 2015 (the English Proceedings). The Fundão Dam was owned and operated by Samarco, a non-operated joint venture between BHP Billiton Brasil Ltda (BHP Brasil) (a subsidiary of BHP Group Limited) and Vale S.A. (Vale). Each of BHP Brasil and Vale holds 50 per cent of Samarco.

BHP Group Limited and BHP Group (UK) Limited have today filed their defence and a contribution claim against Vale in connection with the English Proceedings. In their defence, BHP Group Limited and BHP Group (UK) Limited deny the claims in their entirety. The contribution claim contends that if the defence of BHP Group Limited and BHP Group (UK) Limited is not successful and they are ordered to pay damages to the claimants in the English Proceedings, Vale should contribute to any amount payable. The contribution claim is a necessary procedural step given that Vale was not included as a defendant to the English Proceedings. The English High Court is expected to hear the contribution claim together with the main English Proceedings.

BHP will continue to defend the English Proceedings, which it believes are unnecessary because they duplicate matters already covered by the existing and ongoing work of the Renova Foundation and legal proceedings in Brazil.

BHP Brasil remains committed to continue working with Samarco and Vale to support the local remediation efforts in Brazil through the Renova Foundation. Those efforts have already provided approximately US$2.3 billion in compensation and direct financial aid in relation to the dam failure to 388,000 people to 30 June 2022.

Authorised for lodgement by:
Stefanie Wilkinson
Group Company Secretary

Media Relations	Investor Relations

Email: media.relations@bhp.com	Email: investor.relations@bhp.com

Australia and Asia	Australia and Asia

Gabrielle Notley	Dinesh Bishop
Tel: +61 3 9609 3830	Mobile: +61 407 033 909
Mobile: +61 411 071 715

Europe, Middle East and Africa	Europe, Middle East and Africa

Neil Burrows	James Bell
Tel: +44 20 7802 7484	Tel: +44 2078 027 144
Mobile: +44 7786 661 683	Mobile: +44 7961 636 432

Americas	Americas

Renata Fernandaz	Monica Nettleton
Mobile: +56 9 8229 5357	Mobile: +1 (416) 518-6293

BHP Group Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: December 2, 2022	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary